# RBC RosBusinessConsulting

**Securities and Exchange Commission**
**File No: 82-34864**

07024495

RECEIVED

07.06.2007

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC posts 75% revenue growth in the first quarter of 2007'.

Sincerely yours,

p.p. [signature] (Maria Sorokina)

Natalia Makeeva
Investor Relations Director

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

[handwritten initials] 6/19

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
**Internet: http://www.rbc.ru**

RBC RosBusinessConsulting

# RBC posts 75% revenue growth in the first quarter of 2007

## Business highlights

- *RBC's revenue rises 75% due to strong growth delivered by all of its media business units amid the growing Russian ad market*
- *RBC completes the de-merger of its IT business (the new name is Armada) to concentrate on its core media business*
- *RBC begins a wide-scale expansion to the mass market Internet and acquires the second largest online dating service in Russia – LovePlanet.ru*
- *TNS Gallup Media survey reveals impressive audience growth of RBC's printed editions*
- *RBC TV starts satellite broadcasting in Europe, the Middle East and North Africa*
- *Global Finance magazine names RBC the best Russian media company for the 2nd year running*
- *The company reiterates its forecast for 2007 (excluding Armada): total revenue is expected to reach about $166-180m, EBITDA is estimated at a level of $55-62m (excluding investments in new projects)*

**RBC revenue for the 1st quarter 2007**

| *$'000 000* | *1st quarter 2007*[1] | *1st quarter 2006*[1] | *Growth (%)* |
|---|---|---|---|
| Media Services[2] | 15.7 | 11.8 | 33% |
| RBC TV | 7.9 | 6.3 | 25% |
| Print Publications | 8.0 | - | - |
| **Total revenue** | **31.6** | **18.1** | **75%** |

**Armada[3] revenue for the 1st quarter 2007**

| *$'000 000* | *1st quarter 2007*[1] | *1st quarter 2006*[1] | *Growth (%)* |
|---|---|---|---|
| OAO Armada | 12.5 | 10.2 | 22% |

**Moscow, June 7, 2007** – Today RBC Information Systems (**RTS, MICEX: RBCI**) reported its preliminary financial results for the 1st quarter of 2007. "RBC's excellent results in the quarter demonstrate the advantages of our business model and effectiveness of our strategy. We have now completed the divestment of the non-core IT business as part of our long-term strategy to focus on mass media, and we will continue to invest vigorously into new digital media products and make value-accretive acquisitions to expand our audience and grow sales in the Internet, TV and print fields. On the whole, I am very positive about this year, which RBC will



[1] Based on management accounts in accordance with IFRS (un-audited)

[2] Consists of Internet advertising & subscription and marketing communications

[3] Formerly RBC's IT business

spend as a purely media company. In particular, I am very much delighted with the pace of development of our Internet business," RBC Chairman and CEO German Kaplun said.

**Revenue.** The company's total revenue for the first quarter of 2007 surged 75% compared to the corresponding period of 2006 and reached $31.6m. RBC achieved these impressive results thanks to further development of its media platforms along with an increase in their capacity utilization, significant audience expansion, and strong synergies across the product range. In the total 1Q2007 revenue mix, 49.7% was contributed by Media Services, 25% was generated by RBC TV, and the remaining 25.3% came from Print Publications.

**Media Services.** Total revenue from Media Services, consisting of Internet advertising & subscription and marketing communications, increased 33% from $11.8m to $15.7m. The growth was primarily driven by traditionally high capacity utilization on RBC's resources and significant RBC's Internet audience expansion to more than 16.5m unique users per month.

These developments are in line with the strategy adopted by RBC to start a wide-scale expansion in the area of general interest Internet in Russia, the former Soviet Union republics and Eastern Europe. Being an undisputed leader in the business segment of the Russian Internet market, RBC is also focusing on the most modern non-business online media, with the key objective to build an Internet audience of 50 million unique users a month and 10 million users a day by the end of 2009. The first steps were already made in the period under review, when RBC started to develop various new Internet products, for example, Pusk.ru. The β-version of this personalized start page, which had been created with the use of the Web 2.0 concept, enables users to organize their online environment with the help of self-defined modules. Additionally, RBC acquired a controlling stake in LovePlanet, one of the two most popular dating services on the Russian Internet. Overall, RBC is progressing ahead of the plan in terms of development of its mass market Internet business.

RBC continued to expand its marketing communications branch, adding another national business contest to its product line in the first quarter of 2007. The Finansoviy Olymp (Financial Olympus) contest is held annually to recognize professionals in the Russian finance industry.

**RBC TV's** revenue went up 25% from $6.3m in 2006 to $7.9m in the first quarter of 2007, as a result of an increased sell-out ratio, along with the audience growth. RBC TV continued to broaden its distribution in the capital city primarily via the Mostelecom cable network and expects to reach approximately 50% of the total Moscow audience by the end of summer. Additionally, in order to expand its signal penetration and increase the number of viewers and their loyalty, RBC TV began broadcasting its programs via two additional satellites, which cover the Eastern part of Russia, Europe, the Middle East and North Africa. This will enable the channel to access major eastern cities in Russia and allow Russian-speaking people to follow developments in the Russian economy when traveling abroad on business or vacation.

**Print Publications.** Revenue generated by RBC's print media resources amounted to $8.0m in the first quarter of 2007 due to the acquisition of EDI S PRESS holding and strong progress demonstrated by RBC's business publications, which had been launched in 2006.

Just within several months since the launch, the *RBC Daily* business newspaper and the *RBC* monthly business magazine reached average issue readership (AIR) numbers, which were very close to those of main competitors, according to the National Readership Survey 2007/1 conducted by TNS Gallup Media. The AIR of *RBC Daily* is 67,000 Muscovites (compared with the AIR of 95,700 commanded by *Vedomosti*, which was established in 1999), and the AIR of the *RBC* magazine is 158,300 (compared with the AIR of 213,600 commanded by *Forbes*, which publishes its Russian version since 2004). The *RBC* magazine reached the break-even point in 1Q2007, while *RBC Daily* is expected to turn profitable at an operating level by the end of 2008.

EDI S PRESS Holding contributed $5.9m to RBC's top line in the first quarter of 2007. Thanks to the acquisition and successful integration of this publishing house, RBC became a clear leader in the growing design and architecture niche. According to TNS Gallup Media, *Idei Vashego Doma* (*Ideas for Your Home*) and *Salon Interior*, which are the flagship titles of EDI S PRESS Holding for the high-end and middle class audiences, have the AIRs of 492,000 and 162,300 Muscovites respectively. These are the two most popular magazines about residential construction and renovation in their audience segments. Additionally, in December 2006, EDI S PRESS Holding launched the first specialized car magazine for women titled *Zhenshchina za Rulyom* (*Woman at the Wheel*), which has already gained a meaningful readership in Moscow (AIR of 73,000 people).

**OAO Armada.** Total revenue rose 22% from $10.2m in the first quarter of 2006 to $12.5m in 2007. In view of the completion of the divestment of Armada **(MICEX, RTS: ARMD)** from RBC, the company's preliminary financial results for 1Q2007 and subsequent quarters will be published separately from those of RBC. In order to receive Armada's press releases for investors, please send a corresponding request to ir@armadaitgroup.ru.

**Outlook for 2007.** Based on the strong first quarter results, positive macroeconomic forecasts and ongoing media sector growth in Russia, RBC reiterates its previous outlook for 2007. Total revenue is estimated to reach about $166-180m. This figure is expected to consist of around $92-100m from Media Services (including $6-7m from new Internet sites and services), about $43-47m from RBC TV, and approximately $31-33m from print publications. EBITDA of the company's existing business is estimated to reach $55-62m (excluding investments in new projects). At a consolidated level, EBITDA is expected to amount to $28-37m (including the impact of investments).

The total revenue generated by OAO Armada is expected to increase to about $100-105m through organic growth in 2007.

**Cautionary note regarding forward-looking statements**

*Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's*

*latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.*

Investor contact: Natalia Makeeva
Tel: + 7 (495) 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

END